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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 0)/1/

                               BARNES GROUP, INC
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   067806109
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                                 (CUSIP Number)

                                   12/31/2001
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [_] Rule 13d-1(d)

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/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                       [Continued on the following pages]

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  CUSIP NO. 067806109               13G                Page 2 of 4 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

          Frank Russell Company
          91-1175091
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Washington
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                          SOLE VOTING POWER
                     5
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY                 3,814,260
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7        0
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8        3,814,260
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9        3,814,260
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11        20.72%
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      TYPE OF REPORTING PERSON
12        HC
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CUSIP NO. 067806109               13G                Page 3 of 4 Pages

Item 1
     (a) Name of Issuer

             BARNES GROUP, INC.

     (b) Address of Issuer's Principal Executive Offices

             123 Main Street
             Bristol, CT 06010

Item 2
     (a) Name of Person Filing

             Frank Russell Company

     (b) Address of Principal Business Office or, if none, Residence

             909 A Street
             Tacoma, WA 98402

     (c) Citizenship

             Washington

     (d) Title of Class of Securities

             CLASS A COMMON STOCK

     (e) CUSIP Number

             067806109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b) or (c), Check Whether the Person Filing is a:
     (a) [_]  Broker or dealer registered under section 15 of the Act.
     (b) [_]  Bank as defined in section 3(a)(6) of the Act.
     (c) [_]  Insurance company as defined in section 3(a)(19) of the Act.
     (d) [_] Investment company registered under section 8 of the Investment Company Act.
     (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); see item 7;
     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
     (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a)  Amount beneficially owned:
          3,814,260 shares. All shares are held by Frank Russell Trust Company, a wholly owned subsidiary of Frank Russell Company, as directed trustee of Barnes Group Inc. Retirement Savings Plan; Barnes Group Inc. Salaried Retirement Income Plan; and Pension Plan established by Agreement between Barnes Group Inc. and the International Union, United Automobile, Aerospace and Agricultural Employment Workers of American, UAW and its Locals 38, 629 and 712.
     (b)  Percent of class: 20.72%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
          (ii)  Shared power to vote or to direct the vote   3,814,260
          (iii) Sole power to dispose or to direct the disposition of   0
          (iv)  Shared power to dispose or to direct the disposition of
                3,814,260

CUSIP NO. 067806109               13G                Page 4 of 4 Pages

Item 5.  Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
     Frank Russell Trust Company holds all shares as directed trustee of the Barnes Group Inc. Retirement Savings Plan; Barnes Group Inc. Salaried Retirement Income Plan; and Pension Plan established by Agreement between Barnes Group Inc. and the International Union, United Automobile, Aerospace and Agricultural Employment Workers of America, UAW and its Locals 38, 629 and 712.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Frank Russell Trust Company, a non-depository trust company organized and existing under the laws of the State of Washington.
Item 8.  Identification and Classification of Members of the Group.
     Not Applicable. This schedule is not being filed Pursuant to Rule 13d-1(b)(1)(ii)(J) or Rule 13d-1(d).
Item 9.  Notice of Dissolution of Group.
     Not Applicable.
Item 10. Certification.
     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
               "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

/s/ Deedra S. Walkey
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Deedra S. Walkey
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Name: Deedra S. Walkey
Title: Assistant Secretary
Date: February 14, 2002